■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

April 8, 2009

Executive Summary

After a very difficult start to the year, domestic equity markets rebounded sharply with the second best monthly performance in March since 1960. Regarding the U.S. economy, the final estimate of fourth quarter 2008 real GDP growth was revised down slightly to -6.3 percent from the previous estimate of -6.2 percent. The long list of policy initiatives undertaken by the Federal Reserve, the Treasury Department and the Obama Administration over the past 18 months should lead to the beginning of a recovery by late 2009 or early 2010. In fixed income portfolios, we continue to focus on securities that we believe will benefit from an intermediate-term housing market recovery, while still providing attractive risk-adjusted returns within a recessionary environment. The substantial flow of money into municipal bond mutual funds since the beginning of the year suggests that investors are beginning to take money off the sidelines. Sit Investment Associates' domestic equity portfolios continue to emphasize the traditional growth sectors of healthcare and technology, along with energy. In this month's equity section, we highlight our investment thesis for the technology sector.

CURRENT CONDITIONS: signs of the bottom?

After a very difficult start to the year, domestic equity markets rebounded sharply with the second best monthly performance in March since 1960. Stocks were buoyed early in the month after Citigroup announced that both January and February were profitable on an operating basis. This news was followed by similar announcements from several other large U.S. banks. Markets were further aided later in the month by the announcement that the Federal Reserve plans to purchase up to $1 trillion in securities, and Treasury Secretary Geithner's release of the details of the Public-Private Investment Program (PPIP).

Total Returns to 03/31/09

	1 Mo.	3 Mos.	12 Mos.
Large Cap			
S&P 500 Index	8.8%	-11.0%	-38.1%
Dow Jones Ind'l Avg.	7.9	-12.5	-35.9
Russell 1000 Index	8.7	-10.5	-38.3
Small/Medium Cap			
NASDAQ OTC Comp.*	10.9	-3.1	-32.9
S&P MidCap Index	9.0	-8.7	-36.1
Russell 2000 Index	8.9	-15.0	-37.5
Fixed Income			
Barclays Capital Agg. Index	1.4	0.1	3.1
Barclays Capital Muni Bond Ind.	0.0	4.2	2.3

*price only

In fixed income markets, most taxable securities had strong performance in March, while municipal securities were more subdued after a strong rebound in the first two months of the year.

The table above summarizes major benchmark returns and additional details are provided in Exhibit A.

Growth stocks continued to outperform their value counterparts across all market capitalizations for the month, quarter, and the 12-month periods as shown in the following table. The margin of growth stock outperformance narrowed in March as a result of the strong performance of the financial sector. Exhibit B shows that the current cycle of growth stock outperformance that began in the first half of 2007 is continuing.

Growth and Value Stock Total Returns to 03/31/09

	1 Mo.	3 Mos.	12 Mos.
Large Cap			
Russell 1000 Growth	8.9%	-4.1%	-34.3%
Russell 1000 Value	8.5	-16.8	-42.4
Mid Cap			
Russell Midcap Growth	9.5	-3.4	-39.6
Russell Midcap Value	8.7	-14.7	-42.5
Small Cap			
Russell 2000 Growth	9.0	-9.7	-36.4
Russell 2000 Value	8.9	-19.6	-38.9

The financial characteristics of stocks that outperformed in March were notably changed from the first two months of the year. Stocks with high betas, low price-earnings multiples, and high dividend yields performed better in March, reversing the dynamics of January and February. This change is explained by the market rally that occurred during March, which was led by the sectors that have lagged the most and that possess the

attributes just mentioned, particularly the financials. Exhibit C displays the details of internal stock market dynamics classified by financial characteristic.

With regard to industry sector performance, using the broad Russell 3000 Index as the measure, 9 out of 18 sectors outperformed in March, down from 10 out of 18 in February. However, the 9 groups that outperformed in the most recent month represent 47.1 percent of the index weight as compared with 45.9 percent for the 10 groups that outperformed in February. In a significant reversal from the first two months of the year, financials moved from a rank of 18th to 1st. As shown in Exhibit D, both financials and consumer durables experienced major positive reversals in March.

Turning to global equity markets, ranked in U.S. dollar terms, for the year-to-date period, 27 out of 33 markets have recorded negative returns. The U.S. ranked 22nd in March, slipping from 18th in February. On a regional basis, all areas improved in March. However, Latin America was the only major region that climbed into positive territory for the year as shown in Exhibit E.

Regarding the U.S. economy, the final estimate of fourth quarter 2008 real GDP growth was revised down slightly to -6.3 percent from the previous estimate of -6.2 percent. An upward revision to net exports was offset slightly by downward adjustments to nonresidential fixed investment, residential investment, and business inventories. The adjacent table displays quarterly dollar changes in the major components of real GDP. Year-over-year changes in real GDP components are shown in Exhibit F.

Dollars (Bil) of Real GDP Change

	1Q08 Revised	2Q08 Final	3Q08 Final	4Q08 Final
Personal Con. Expenditures	$17.9	$25.2	-$80.7	-$90.1
Nonresid. Fixed Invs.	8.4	8.7	-6.1	-84.6
Residential Invs.	-28.6	-13.4	-15.9	-22.1
Inventory Change	-2.1	-40.4	21.0	3.8
Net Exports	22.5	80.7	28.2	-11.4
Government	9.7	19.8	29.2	6.6
Residual	-2.5	0.8	9.3	7.5
Total	$25.3	$81.4	-$15.0	-$190.3
% Change in Real GDP (ann.)	0.9%	2.8%	-0.5%	-6.3%
% Change in Real Final Sales (ann.)	0.9%	4.4%	-1.3%	-6.2%
% Change in GDP Deflator (ann.)	2.6%	1.3%	3.9%	0.6%

We believe the rate of change in U.S. real GDP growth bottomed in the fourth quarter of 2008. We expect first and second quarter 2009 real GDP growth also to be negative, but, nonetheless, to show steady improvement. We anticipate that real GDP growth will possibly become positive late in the second half of 2009. The payroll tax cuts took effect on April 1st and at least some of the recently passed stimulus package should begin to gain traction in the second half of the year. These factors, along with the long list of other policy initiatives and monetary actions undertaken by the Federal Reserve, the Treasury Department and the Obama Administration over the past 18 months, should lead to the beginning of a recovery by late 2009 or early 2010.

Consumer Income and Spending
Year-Over-Year Percent Change

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2007	Mar.	6.7	6.1	5.6	3.0
	June	6.0	5.2	5.4	2.9
	Sept.	6.1	5.5	5.6	**2.9**
	Dec.	5.4	5.2	5.5	**1.9**
2008	Jan.	4.7	4.5	5.3	**1.7**
	Feb.	4.1	4.0	4.7	**1.2**
	Mar.	3.9	3.9	5.0	**1.5**
	Apr.	4.0	4.1	4.8	**1.3**
	May	5.6	9.8	5.0	**1.4**
	June	5.3	7.4	5.2	**1.1**
	July	4.0	5.8	4.7	**0.2**
	Aug.	3.9	4.2	4.1	**-0.2**
	Sept.	3.4	3.8	3.4	**-0.6**
	Oct.	3.0	3.6	2.0	**-1.3**
	Nov.	2.1	2.8	0.2	**-1.4**
	Dec.	1.3	2.0	-1.1	**-1.9**
2009	Jan.	1.4	3.5	-0.6	**-1.4**
	Feb.	1.0	3.2	-0.4	**-1.4**

February real personal consumption expenditures (PCE) declined -0.2 percent, but January real PCE were revised up from the initial surprisingly strong +0.4 percent to +0.7 percent. Most of the February change was accounted for by durable goods purchases, which declined by -1.5 percent compared with a +3.2 percent increase in January. Purchases of motor vehicles and parts accounted for about half of the increase in durable goods spending in January and most of the February decline. Year-over-year changes in personal income and spending are displayed in the above table.

U.S. Real Personal Consumption Expenditure Projections

	Case 1 Index (-0.5%)	Annual. Qtrly Change	Case 2 Index (-0.2%)	Annual. Qtrly Change
Mar. 2009 Est.	8149.65	0.6%	8174.22	1.0%
Feb. 2009 Act.	8190.60		8190.60	
Jan. 2009 Act.	8205.00		8205.00	
Dec. 2008 Act.	8147.50	-4.3%	8147.50	-4.3%
Nov. 2008 Act.	8196.40		8196.40	
Oct. 2008 Act.	8167.70		8167.70	
Sept. 2008 Act.	8231.00	-3.8%	8231.00	-3.8
Aug. 2008 Act.	8269.30		8269.30	
July 2008 Act.	8281.40		8281.40	
June 2008 Act.	8334.40	1.2%	8334.40	1.2%
May 2008 Act.	8355.10		8355.10	
Apr. 2008 Act.	8334.60		8334.60	
Mar. 2008 Act.	8326.20	0.9%	8326.20	0.9%
Feb. 2008 Act.	8304.60		8304.60	
Jan. 2008 Act.	8317.30		8317.30	

<u>Consumer spending in the first two months of this year has been surprisingly strong.</u> As a result, our sensitivity analysis suggests that the quarterly annualized figure for the first quarter of 2009 is likely to be between 0 and +1.0 percent. As shown in the above table, if the March monthly change in consumer spending matches the February decline of -0.2 percent, the quarterly annualized figure will be +1.0 percent. Moreover, even if the monthly change is -0.5 percent in March, it will yield a quarterly annualized figure of +0.6 percent.

<u>Nonfarm payroll employment continues to decline sharply.</u> In the latest release on April 3rd, the economy lost another -663,000 jobs bringing the total number of jobs lost in 2009 to just over 2

million and more than 5 million since the recession began in December 2007. The unemployment rate rose to 8.5 percent in March from 8.1 percent in February. Clearly, as an important driver of consumers' ability to spend, the employment numbers suggest that PCE should continue to struggle. We expect consumer spending to be quite weak over the next few months, with moderate improvement in the second half of the year as the numerous government policy actions begin to take hold.

Our forecasts for real GDP growth in the first half of the year are also heavily influenced by the likelihood of continued dramatically weak spending by businesses, along with a significant inventory correction. The strongly negative contributions from these areas, combined with a slightly positive contribution from the large consumer spending sector, at least in the first quarter, lead us to expect negative, but steadily improving economic growth.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.4 percent in March, slightly ahead of the +0.3 percent expectation. Most of the increase was driven by higher energy prices, particularly gasoline. Even with higher energy prices, inflation is unlikely to be a near-term concern, and, in fact, the year-over-year figures could quite possibly turn negative in the next few months. While inflation is not a near-term concern, as all of the policy initiatives put in place by the government over the past year and a half begin to take effect, they will certainly cause investor angst with respect to their potential inflationary impact. The challenge will be to reel them in at the appropriate time and pace once the economy is on a clear path to recovery. Recent trends in CPI inflation are shown in the following table.

U.S. CPI Trends – Percent Change

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
March 2007	7.0%	2.4%	2.8%	2.5%
June 2007	5.8	6.5	2.7	2.2
September 2007	0.3	3.1	2.8	2.1
December 2007	3.0	1.6	4.1	2.4
March 2008	6.7	4.8	4.0	2.4
June 2008	9.9	8.4	5.0	2.4
September 2008	-0.1	4.9	4.9	2.5
October 2008	-6.2	1.6	3.7	2.2
November 2008	-12.2	-3.9	1.1	2.0
December 2008	-15.6	-7.8	0.1	1.8
January 2009	-10.0	-8.0	0.0	1.7
February 2009	-0.4	-6.3	0.2	1.8

The Federal Reserve's U.S. trade-weighted major currencies dollar index was up +0.9 percent in March from the February level, as shown in Exhibit G, and up +19.2 percent on a year-over-year basis. The U.S. dollar is continuing to benefit from the safe-haven status of U.S. Treasury securities. We expect this trend to continue over the near term. However, on a longer-term basis, the dollar will likely weaken as investors begin to refocus on the U.S. trade deficit and the increasingly massive U.S. budget deficit.

In summary, we believe that the U.S. economy, as measured by real GDP growth, bottomed in the fourth quarter of 2008. We forecast an improvement, but still very weak -4.0 percent rate of growth in the first quarter of 2009, followed by gradual improvement through the balance of the year that could possibly

turn positive late in the year. The result of these quarterly estimates is an annual rate of growth in real GDP of -2.5 percent for 2009. The details of our economic and financial market assumptions are contained in Exhibit H.

MONETARY POLICY AND FIXED INCOME STRATEGY: signs of recovery

During the first quarter, the market experienced a continuation of corporate bailouts, expansive Federal Reserve lending, and government-guaranteed bond issuances, all designed to replace continued reductions in private market lending. The Fed kept its federal funds target rate near zero through most of the quarter in an attempt to spur additional private market lending and ensure liquidity in the commercial paper market. By the end of the quarter, Treasury yields had risen, as the extreme flight to quality experienced during fourth quarter of 2008 began to reverse itself. The 3-month maturity U.S. Treasury bill yield increased to 0.20 percent, approximately +12 basis points higher than where it began the quarter, while the 30-year U.S. Treasury bond yield ended the quarter at 3.53 percent, approximately +85 basis points higher.

The Barclays Capital Aggregate Bond Index provided a modestly positive return during the quarter. Asset-backed securities were the best performers, primarily due to strong relative performance from securities backed by credit card and auto loans. These asset classes benefited from the government's Term Asset-Backed Securities Lending Facility (TALF), which is intended to provide low cost loans to buyers of these types of securities. Mortgage-backed securities also outperformed, as pre-announced Federal Reserve buying of mortgage securities pushed their prices higher. U.S. Treasury bonds underperformed, partially reversing record positive returns from the fourth quarter of 2008. Corporate bonds were the worst performing sector, as the strong income return from industrial and utility offerings was offset by continuing investor concern over the solvency of major financial institutions. During mid-March, debt obligations of financial institutions were trading based on estimated bankruptcy liquidation values. These securities performed better following the government's release of its Public-Private Investment Program (PPIP). By quarter end, the market value of financial institution debt obligations had declined by an aggregate of just under -7 percent.

Total Returns To 03/31/09

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Barclays Capital Index				
Aggregate	1.4%	0.1%	4.7%	3.1%
Treasury	2.2	-1.3	7.3	7.5
Agency	1.0	-0.1	6.0	5.5
Corporate	-0.4	-1.9	2.0	-6.6
CMBS	6.1	-1.9	-15.1	-20.0
Asset-Backed	2.0	7.6	0.2	-4.3
Mortgage Pass-Through	1.5	2.2	6.8	8.3
5-Year Treasury	2.0	0.5	9.0	8.5

The government continues to devote a significant amount of taxpayer resources to stabilize financial markets. Late in the quarter, the government announced its PPIP initiative, which was created to provide investors with a public financing mechanism to purchase certain assets from banks. We expect the PPIP to aid significantly in bringing a number of fixed income markets back into equilibrium from a supply/demand perspective. The Federal Accounting Standards Board's clarification on fair value accounting in illiquid markets received mixed reviews, as concerns over balance sheet transparency were offset by relief

over the broadening acceptance that current liquidity premiums are inappropriate. The Federal Reserve also announced during the quarter an expansion of its mortgage-backed securities purchase program, designed to reduce mortgage rates and encourage lending. As mentioned previously, we believe the net effect of current government initiatives will be to drive an eventual economic recovery later this year. We expect the housing market to lead the recovery, as housing typically has the highest multiplier effect on the economy as a whole. We continue to focus on securities that we believe will benefit from an intermediate term housing market recovery, while still providing attractive risk-adjusted returns within a recessionary environment. Our forecasts for U.S. Treasury interest rates are detailed in Exhibit I.

With regard to municipals, the substantial flow of money into municipal bond mutual funds since the beginning of the year suggests that investors are beginning to take money off the sidelines. In contrast to Treasuries, municipal bond yields declined across the curve during the first quarter of 2009 as shown in Exhibit J, resulting in strong returns. The Bond Buyer 40-Bond Index yield decreased from 5.89 percent on December 31, 2008 to 5.73 percent on January 30th, and then drifted lower to stabilize around the 5.55 percent level by quarter end. In addition, relative yield ratios of municipals to Treasuries, while still very attractive, corrected substantially during the quarter from extended peaks in mid-December, lending weight to the belief that the municipal credit market is beginning to show signs of normalization.

The municipal yield curve steepened during the quarter as shorter term yields fell slightly more than longer term yields, particularly as new issue volume was weighted toward the longer end of the maturity spectrum (Exhibit K). Nonetheless, in terms of total return, the improvement in the municipal market during the quarter was most pronounced among longer maturity, and lower rated municipals, both of which saw significant price weakness in 2008. Most of the price rally occurred in January, with some continued follow-through in February. However, the municipal market paused in March, as issuers took advantage of improved liquidity conditions to bring substantial issuance to market. Much of this volume reflected variable rate refinancings that were held up from the prior year. Issuance volume in the first quarter of 2009 is estimated to be up only about +2 percent over the prior year's first quarter. Variable rate and short put issuance is down -65 percent, while fixed rate issuance, at over $75 billion, is up close to +21 percent. The largest of these recent new financings was the State of California general obligation issue that was priced at the end of March and found a large enough audience to upsize from its initial target of $4.0 billion to a massive $6.5 billion. The State of Wisconsin also sold a $1.5 billion appropriation bond issue in March, and several more issuers have sizeable deals on the calendar. As initiatives for the new Build America Bonds Act take hold, fixed rate issuance volume could likely approach the record $320 billion issued in 2007, although, again, with a less traditional mix of issuance (i.e., more bank qualified issues, fewer AMT bonds, more taxable municipal bonds, etc.).

Total Returns To 03/31/09

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Barclays Cap. Index				
Municipal	0.0%	4.2%	5.0%	2.3%
5-Year Municipal	0.5	2.2	6.2	6.0
Long (22+ years)	-0.2	7.3	1.6	-4.5

Revenue	-0.1	5.2	3.5	-0.2
Electric	0.1	4.4	5.5	2.0
Hospital	0.4	7.7	0.2	-3.6
Housing	0.3	12.4	6.6	3.2
IDR/PCR	-0.8	6.1	9.7	-16.6
Transportation	-0.2	5.6	4.6	0.9
Education	0.0	4.1	6.4	3.7
Water/Sewer	0.1	4.3	7.1	4.0
Resource Recovery	-0.2	3.3	2.6	1.4
Leasing	-0.2	3.4	4.2	1.5
Special Tax	-0.1	4.0	4.5	1.2
General Obligation	-0.2	3.3	6.3	4.5
Prerefunded	0.6	1.8	6.5	6.6
Insured	0.0	5.0	6.7	3.3
Lehman Muni AAA	0.4	3.5	7.1	5.8
Lehman Muni AA	0.1	4.3	6.5	3.9
Lehman Muni A	-0.6	4.3	2.9	-0.9
Lehman Muni BBB	-0.4	7.2	-8.5	-23.8

As mentioned above, municipals provided strong positive returns in the first quarter of 2009, posting their best quarterly performance since the third quarter of 2002. As shown in the above table, longer maturity and lower rated bonds performed best, as they experienced a partial, but substantial, recovery from the extreme price weakness experienced in the second half of 2008. The sizable California general obligation issue likely distorted return comparisons of general obligation versus revenue bonds, as well as A-rated versus AA-rated bonds during the quarter. Among revenue bond sectors, the higher rated, longer duration housing sector performed best, followed by the hospital sector, which continued to see significant issuance volume. The industrial revenue sector also performed strongly during the quarter, despite some giveback in March associated with weakness in the corporate sector. Shorter durations contributed to underperformance in the resource recovery and leasing sectors.

Other notable events in the municipal market during the quarter included the passage of the Build America Bonds Act, which will likely result in increased issuance, particularly of taxable municipal bonds. Among the bond insurers, MBIA posted the most significant news by segregating its public finance financial guarantee business to a separate entity renamed National Public Finance Guarantee Corporation ("National"). In addition, Berkshire Hathaway Assurance Corp.'s (BHAC) AAA rating was placed on negative outlook by Standard and Poor's Corporation, while Radian was downgraded from A3 to Ba1 by Moody's. A summary of current municipal bond insurer ratings is shown in Exhibit L. Moody's also began publishing global ratings on taxable municipals, concurrent with tax-exempt ratings, and Standard & Poor's began upgrading ratings on certain essential service and general obligation issues, due to revised criteria released in 2008.

We believe that the municipal market will continue to see improved performance throughout the year as liquidity is gradually restored, and that longer-intermediate maturity and lower rated bonds with stable credit outlooks continue to offer attractive yields. Nonetheless, fiscal stresses and the continued health of market-making financial institutions may affect volatility in the near term, as well as heavy expected supply. Our strategy remains focused on finding opportunities to increase portfolio yields in sectors and securities with relatively stable longer term credit outlooks while employing diversification as a key factor in managing risk.

FISCAL POLICY: a magnitude that Is difficult to comprehend

President Obama's stimulus package was signed into law as the American Reinvestment and Recovery Act of 2009 in mid-February. The total cost of the plan over ten years is roughly $800 billion. The $800 billion breaks down to approximately $300 billion in tax relief, another $300 billion in discretionary spending and the balance in mandatory spending.

The President also released his $3.6 trillion fiscal 2010 budget proposal at the end of February. According to Congressional Budget Office (CBO) projections, the President's budget, if passed as proposed, would substantially increase the budget deficit, particularly in the out years beyond 2012.

In terms of current trends, the February budget deficit was $193 billion, up from the February 2008 deficit of $176 billion. Receipts declined by -17.4 percent in the month, led by individual income tax receipts, which plummeted -64 percent from the year ago period, and corporate income tax receipts, which declined -22 percent.

Outlays actually declined slightly in February as a result of calendar effects, which pushed February payments into January. On a fiscal year-to-date basis, most of the +32 percent increase in outlays is attributable to the Troubled Asset Relief Program (TARP). However, outlays for unemployment benefits, Medicare, Medicaid, and Social Security also rose during the period. Monthly budget figures for the current year are compared against the 2008 figures in Exhibit M. In the first five months of the fiscal year, the deficit has approximately tripled.

The 2009 fiscal year budget deficit including TARP, the bailout of Fannie Mae and Freddie Mac, and the fiscal stimulus will approach $2 trillion, or roughly 13.5 percent of GDP. CBO estimates the deficit at $1.7 trillion under current laws and policies, or $1.8 trillion if all of President Obama's proposals for the current fiscal year are enacted. Private estimates fall in the range of $1.85 trillion to $1.9 trillion.

The scale of these numbers has become difficult to comprehend. The $200 billion range between the estimates above represents 50 percent or more of the total budget deficit in recent years!

EQUITY INVESTMENT STRATEGY: spotlight on technology

Given the current economic backdrop, the investment environment remains challenging. Despite this, we remain sanguine about the prospects for U.S. equities. Markets tend to anticipate economic improvement by at least one quarter, and the volatility created by many of the concerns we have discussed present opportunities for disciplined and patient investors.

This month we review our investment thesis for the technology sector. We have constructed the technology portion of equity portfolios with a mix of high-quality companies along with businesses that are levered to growth sub-segments within information technology (IT). Thematically, we prefer companies that have a dominant market position, competitive technological advantage, exposure to expanding end-markets, and growing free-cash flow with minimal financial leverage.

We believe that global handset unit volumes peaked in 2008, as global penetration rates have reached all-time high levels.

However, the high-end handset segment, more commonly known as smartphones, is expected to continue to grow, albeit at a slower pace. Smartphone market share leader Nokia continues to surrender share to the smaller, more nimble upstarts Apple, Research in Motion and HTC of Taiwan, which is the reason we prefer the latter three companies. Smartphone handsets utilize an operating system, like a computer, and provide more functionality than just a voice service. We expect that well over 1 billion handsets will be purchased in 2009, with over 16 percent being smartphones. These phones sell at the most attractive margins and increase the total lifetime customer value to the service provider with their associated higher-priced data plans. A key feature that many of the smartphones use is a capacitive touch screen in which the user enters selections or data with their finger. As a result, we also like the leading touch screen hardware provider, Synaptics.

We also believe that PC unit volume will be lower relative to 2008, due to economic conditions and the ability of corporate IT departments to defer the upgrade cycle. Additionally, IT departments typically wait until the first significant upgrade of a major Microsoft operating system (OS) before upgrading PCs. The long-term substitution trend from desktop to mobile PCs will continue, as well as further penetration in emerging markets. With last year's major OS upgrades in the server segment and the release of Intel's new integrated chips, we believe that server sales will be impacted to a lesser extent than consumer PCs.

Overall competition in the global PC market continues to drive price points lower. In this environment, the major PC OEMs (HP, Dell and Lenovo) have struggled and will continue to face profitability pressures. Industry consolidation has already begun, as there are too many companies chasing shrinking profit streams.

Within the PC supply chain, we believe the segment that will maintain the most attractive margin structure remains the microprocessor area. Our investment strategy has been to leverage off the PC unit volume with Intel, which will remain the dominant supplier and share gainer of the most critical component, the microprocessor. Furthermore, Intel is most responsible for the development and proliferation of the fast-growing netbook (smaller than a laptop) sub-segment through its low-power, low-cost Atom microprocessor. Longer term, we believe the functional convergence of smartphones and netbooks will occur in mobile devices.

As pay TV growth has slowed, cable providers levered their cable infrastructure with high-speed Internet access and voice services. In direct response, wireline telecommunication carriers are currently upgrading their networks to facilitate the transport and service offerings of video-based content. Thus, service providers will be able to offer the "triple-play" of voice, video and high-speed Internet access. This has caused consumer network traffic to grow at incredible rates. Corporate enterprises have experienced equally strong growth, driven by the need to transport and store increasing amounts of data. Companies that provide network infrastructure, such as routers, switches, and storage remain desirable investment vehicles. Among current SIA holdings are network infrastructure OEMs, Cisco and Juniper, along with the specialty content delivery OEM, F5 Networks. In the data storage area, holdings include EMC and NetApp.

Telecommunication equipment companies provide the hardware that physically moves the data bits within the network. The proliferation of optical networking has been pushed from the long-haul network cores to the metro (local) network and eventually to the end consumer. Fiber-optic networks use

wavelengths of light to transport information rather than electronic signals over copper. Optical networks are faster, more energy efficient and aren't susceptible to interference from non-network signals. While capital spending for telecommunication and cable networks is expected to decline this year, companies attractively positioned are the leader in DWDM (dense wave division multiplexing) equipment, Ciena, and the leading fiber-optic cable company, Corning.

Semiconductors enable all the equipment that has been discussed. As a group, semiconductors are cyclical with a small growth component in the mid-single digits historically. Our investment philosophy has been focused on companies within a growing segment or with increasing market share. The semiconductor handset component area has undergone disaggregation over the past five years, as firms tend to specialize in one particular area. The most critical component is the primary processing chip. A strong company continues to be Qualcomm, which has become the dominant supplier in the third-generation (3G) handset area after being the second largest provider in second-generation (2G) handsets. Also attractively exposed is the rapidly growing company, Broadcom, which continues to uniquely blend different functions into a single chip. Analog Devices is the industry leader in fast digital-to-analog (mixed signal) converter chips.

Software provides the dynamic control to the electronic hardware. In smartphones, software is becoming the big differentiator in the relative attractiveness of the device. Apple iPhone's seamless hardware/software integration embodies the ease of use characterized by the signature iMac product line. Google is attempting to standardize the industry on a single open-source (free) OS, with the underlying implication that hardware won't provide much differentiation, much like the Internet. Microsoft's mobile OS has had limited success, but continues to remain engaged in the mobility battle. Within the enterprise space, Oracle, IBM, and Microsoft are the dominant database managers, developers and maintenance providers. Corporations utilize databases for resource, financial, customer, and supply chain management. Database customers have very low churn rates due to the prohibitive costs of changing providers.

In addition to the technology sector, Sit Investment Associates' domestic equity portfolios continue to emphasize the other traditional growth sector, healthcare, along with energy. In aggregate, these holdings possess above-average long-term earnings growth rates, along with relatively attractive valuations, as shown in Exhibit N.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

EQUITIES	03/31/09	02/27/09	12/31/08	03/31/08	12/31/07	One Month	Three Months	Twelve Months	15 Months
Dow Jones Industrials	7608.92	7062.93	8776.39	12262.89	13264.82	+7.7%	-13.3%	-38.0%	-42.6%
S&P 500	797.87	735.09	903.25	1322.70	1468.36	+8.5	-11.7	-39.7	-45.7
NASDAQ OTC Composite	1528.59	1377.84	1577.03	2279.10	2652.28	+10.9	-3.1	-32.9	-42.4
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.80	0.97	0.76	1.62	3.06	-17 b.p.	+4 b.p.	-82 b.p.	-226 b.p.
5-Year Notes	1.66	1.98	1.55	2.46	3.44	-32	+11	-80	-178
10-Year Notes	2.66	3.01	2.21	3.43	4.03	-35	+45	-77	-137
30-Year Bonds	3.53	3.71	2.68	4.31	4.45	-18	+85	-78	-92
AA INDUSTRIAL									
Intermediate Maturity	5.16	5.01	5.46	5.28	5.43	+15	-30	-12	-27
Long Maturity	6.29	6.02	5.92	6.72	6.20	+27	+37	-43	+9
MORTGAGES									
Current Coupon GNMA (4.96%)	4.00	4.18	3.44	4.98	5.40	-18	+56	-98	-140
MUNICIPALS									
Bond Buyer 40-Bond Index	5.55	5.57	5.89	5.18	4.84	-2	-34	+37	+71
SHORT TERM									
Fed Funds	0.16	0.21	0.10	2.23	3.93	-5	+6	-207	-377
Primary Discount Rate *	0.50	0.50	0.50	2.50	4.75	--	--	-200	-425
Prime Rate	3.25	3.25	3.25	5.25	7.25	--	--	-200	-400
13-week Treas. Bills-Disc.	0.20	0.23	0.08	1.36	3.17	-3	+12	-116	-297

* Primary Credit Discount Rate; effective 1/9/03.

E-03/09 103108
pp-107T.doc

Exhibit B

■ Sit Investment Associates ■

Relative Performance of Growth versus Value Suggests
A Sharp Recovery In The Cycle Favoring Growth



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through March 31, 2009
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-03/09

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Returns

	December 31, 2007 to December 31, 2008			December 31, 2008 to March 31, 2009			February 28, 2009 to March 31, 2009		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS									
Quintile 1 (Highest)	-47.5	-49.9	-42.8	-3.6	-3.3	-9.6	8.7	9.0	9.8
Quintile 2	-39.1	-38.9	-37.8	-7.3	-9.2	-16.8	10.0	10.5	5.6
Quintile 3	-40.2	-42.9	-29.8	-11.4	-5.7	-17.3	8.7	13.4	8.5
Quintile 4	-34.0	-37.2	-31.5	-19.1	-14.3	-23.7	10.1	7.4	7.2
Quintile 5 (Lowest)	-24.3	-35.7	-25.4	-13.9	-21.5	-19.9	6.1	5.3	9.2
BETA SECTORS									
Quintile 1 (Highest)	-57.9	-53.0	-43.8	-16.2	-10.1	-18.0	13.9	11.7	11.2
Quintile 2	-49.2	-46.4	-37.3	-8.5	-9.7	-16.1	10.0	8.5	9.6
Quintile 3	-39.4	-39.8	-34.7	-9.6	-9.9	-12.5	10.1	8.4	8.3
Quintile 4	-25.6	-39.1	-28.0	-11.0	-7.9	-12.3	6.1	5.5	5.3
Quintile 5 (Lowest)	-26.3	-31.7	-27.9	-9.4	-4.9	-10.5	3.6	7.1	5.4
P/E SECTORS									
Quintile 1 (Highest)	-45.2	-45.8	-37.2	-7.9	-6.6	-14.8	8.2	11.5	7.4
Quintile 2	-28.6	-32.8	-32.4	-10.5	-3.9	-10.2	7.5	9.0	8.8
Quintile 3	-35.7	-35.5	-26.4	-11.3	-8.6	-13.6	7.2	5.8	8.7
Quintile 4	-34.4	-40.6	-28.6	-7.7	-12.8	-15.9	7.6	7.4	7.0
Quintile 5 (Lowest)	-34.6	-50.0	-39.7	-17.3	-13.2	-17.1	11.9	7.5	10.3
No Earnings	-79.0	-55.3	-43.9	-11.6	-4.0	-15.2	20.1	18.5	12.6
DIVIDEND YIELD SECTORS									
Quintile 1 (Highest)	-38.8	-35.6	-34.6	-21.8	-19.7	-23.2	11.5	7.8	8.9
Quintile 2	-25.7	-36.8	-16.8	-12.1	-9.7	-18.9	8.8	8.6	8.1
Quintile 3	-31.7	-39.1	-26.3	-10.4	-9.9	-17.9	4.7	8.4	9.4
Quintile 4	-44.6	-47.2	-24.6	-8.7	-11.1	-18.5	8.9	8.5	5.7
Quintile 5 (Lowest)	-43.9	-47.4	-39.3	-9.2	-5.1	-21.8	7.7	8.7	6.0
UNIVERSE	-36.9	-41.5	-33.8	-10.8	-9.0	-15.0	8.8	9.2	8.9

Source: FactSet Research Systems, March 31, 2009

Exhibit D

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2007 Return	Year 2007 Rank	Year 2008 Return	Year 2008 Rank	Year 2009 Return	Year 2009 Rank	March 2009 Return	March 2009 Rank
NON-ENERGY MINERALS	1.1	25.6 *	3	-52.6	17	-8.5 *	8	13.8 *	3
PRODUCER MANUFACTURING	7.7	16.9 *	7	-44.8	14	-21.5	16	9.0 *	9
ELECTRONIC TECHNOLOGY	**9.3**	**14.4 ***	**9**	**-44.6**	**13**	**6.0 ***	**1**	**13.7 ***	**4**
CONSUMER DURABLES	1.1	-15.4	17	-49.7	15	-14.7	15	14.8 *	2
ENERGY MINERALS	10.7	32.7 *	2	-29.6 *	5	-12.3	14	4.0	15
PROCESS INDUSTRIES	**2.8**	**25.5 ***	**4**	**-41.7**	**11**	**-2.9 ***	**4**	**13.2 ***	**5**
HEALTH TECHNOLOGY	13.0	5.9 *	12	-18.5 *	2	-6.4 *	6	7.4	12
CONSUMER NON-DURABLES	8.8	13.8 *	10	-18.2 *	1	-11.8	13	4.1	14
INDUSTRIAL SERVICES	2.5	36.5 *	1	-54.4	18	-8.0 *	7	3.8	16
COMMERCIAL SERVICES	1.5	-12.0	16	-40.2	10	-8.6 *	9	9.6 *	8
TECHNOLOGY SERVICES	**6.1**	**18.0 ***	**5**	**-40.1**	**9**	**0.4 ***	**3**	**9.9 ***	**7**
HEALTH SERVICES	2.7	15.7 *	8	-42.0	12	-11.4	11	2.4	18
CONSUMER SERVICES	4.8	-6.9	14	-37.6	8	-10.9	10	8.0	11
RETAIL TRADE	**5.6**	**-8.4**	**15**	**-25.1 ***	**4**	**0.5 ***	**2**	**12.4 ***	**6**
TRANSPORTATION	1.9	-1.1	13	-21.0 *	3	-21.9	17	8.1	10
UTILITIES	5.1	17.1 *	6	-30.5 *	6	-11.7	12	2.7	17
FINANCE	11.9	-17.5	18	-49.8	16	-27.2	18	15.3 *	1
COMMUNICATIONS	**3.4**	**9.6 ***	**11**	**-33.8 ***	**7**	**-6.2 ***	**5**	**6.5**	**13**
UNIVERSE (RUSSELL 3000)	100.0	5.2		-37.3		-10.8		8.8	
Groups Outperforming (cap weighted) to Total Groups		12/18		7/18		9/18		9/18	

* Group Outperformed

Source: FactSet Research Systems

G:\Support\Exhibits\E-03/09

Exhibit E

■ Sit Investment Associates ■

World Equity Market Rankings

The United States Ranked 22nd Out of 33 World Equity Markets
Year-to-Date Through March 31, 2009

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 3/31/2008	Change from 12/31/2008 points	Change from 12/31/2008 percent	3/31/2009 Country Rank
Australia	220.65	-8.26	-3.61%	9
Austria	152.99	-7.58	-4.72%	11
Belgium	200.16	-12.86	-6.04%	13
Brazil	870.18	84.87	10.81%	2
Canada	267.35	-11.25	-4.04%	10
Chile	313.10	40.08	14.68%	1
Denmark	274.71	-33.07	-10.74%	20
Finland	574.86	-158.04	-21.56%	32
France	187.10	-35.77	-16.05%	26
Germany	172.57	-41.65	-19.44%	29
Greece	111.62	-14.38	-11.41%	23
Hong Kong	252.51	-0.84	-0.33%	7
Indonesia	67.84	1.53	2.31%	6
Ireland	150.23	-16.88	-10.10%	19
Italy	107.33	-28.02	-20.70%	31
Japan	64.29	-13.29	-17.13%	28
Malaysia	119.47	-7.78	-6.11%	14
Mexico	287.36	-47.20	-14.11%	24
Netherlands	167.49	-31.37	-15.78%	25
New Zealand	115.32	-9.38	-7.52%	17
Norway	185.87	10.40	5.93%	4
Philippines	103.07	5.62	5.77%	5
Portugal	142.52	-46.77	-24.71%	33
Singapore	139.67	-14.40	-9.35%	18
South Africa	194.39	-11.22	-5.46%	12
South Korea	140.51	-2.37	-1.66%	8
Spain	226.13	-55.92	-19.82%	30
Sweden	235.26	-15.58	-6.21%	15
Switzerland	349.03	-67.85	-16.28%	27
Taiwan	95.41	8.28	9.50%	3
Thailand	52.87	-3.74	-6.61%	16
United Kingdom	126.82	-15.62	-10.97%	21
United States	195.24	-24.42	-11.12%	22 ←
COMPOSITE INDICES				
Latin America	401.73	18.50	4.83%	
Western Europe	169.47	-29.25	-14.72%	
Asia/Pacific	83.63	-9.96	-10.64%	
World (ex U.S.)	129.61	-17.15	-11.69%	

Source: FactSet Research Systems, March 31, 2009

G:\Support\Exhibits\E-03/09

Exhibit F

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2005	3rd Qtr. 2007	4th Qtr. 2007	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008
Personal Consumption Expend.	3.2%	3.0%	2.7%	3.2%	3.1%	2.9%	2.9%	2.2%	1.5%	1.3%	-0.2%	-1.5%
Non-Residential Fixed Invest.	7.9	7.9	7.7	6.5	3.5	4.4	5.3	6.4	6.2	4.2	1.6	-5.2
Residential Investment	2.5	-4.3	-10.8	-15.5	-18.5	-17.3	-17.0	-19.0	-21.3	-21.7	-20.6	-19.4
Inventory Change (2)	--	++	++	--	--	--	--	--	++	--	--	--
Net Exports (3)	-1.9	-3.0	-3.2	8.4	2.7	7.8	17.9	17.1	25.3	33.2	31.0	24.8
Exports	9.0	8.2	9.0	10.1	6.1	7.0	11.7	8.9	10.1	11.0	6.1	-1.8
Imports	6.6	6.5	7.1	3.8	3.2	2.2	2.2	1.1	-1.0	-1.9	-3.5	-7.5
Government Spending	1.6	1.7	1.3	2.1	1.4	2.0	2.6	2.4	2.6	2.6	3.1	3.2
TOTAL REAL GDP	3.1%	3.2%	2.4%	2.4%	1.3%	1.8%	2.8%	2.3%	2.5%	2.1%	0.7%	-0.8%
Memo												
Total GDP Less Housing and Autos	3.4	4.0	3.6	3.4	2.3	2.8	3.9	3.4	3.9	3.6	2.3	0.8
Pers. Cons. Exp. Plus Res. Invs.	3.2	2.5	1.7	1.9	1.6	1.6	1.6	0.9	0.2	0.0	-1.3	-2.4
After-tax Corporate Profits	13.9	18.8	25.5	8.4	2.2	1.5	0.2	5.0	-3.0	-7.1	-10.1	-36.3

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, March 26, 2009

Exhibit G

■ Sit Investment Associates ■

Nominal Major Currencies Dollar Index


Nominal Major Currencies Dollar Index
March 31, 2009
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
83.84
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

Country or Region Weights (6/17/08): Euro Area: 34.3% Canada: 31.1% Japan: 18.4% U.K.: 9.0% Switzerland: 2.8% Australia: 2.4% Sweden: 2.0%

Currency Appreciation (Y-T-D through 3/31/09): Euro Area: -4.7% Canada: -2.9% Japan: -8.4% U.K.: -2.2% Switzerland: -6.3% Australia: -0.8% Sweden: -4.5%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-03/09

Exhibit H

■ Sit Investment Associates ■

Economic Assumptions

	2007				2008				2009E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1QE	2QE	3QE	4QE
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	0.1	4.8	4.8	-0.2	0.9	2.8	-0.5	-6.3	-4.0	-2.0	0.0	0.0
S&P 500 Reported Profits (Year-over-Year)	8.3	8.8	-29.4	-61.4	-27.1	-41.2	-35.8	-396.2	-43.7	-32.0	-9.5	136.4
Consumer Price Index (Year-over-Year)	2.4	2.7	2.4	4.0	4.1	4.4	5.3	1.6	-0.1	-1.5	-1.9	1.9
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.5	4.5	4.7	4.8	4.9	5.4	6.1	6.9	8.1	8.4	8.7	9.0
Prime Rate	8.3	8.3	8.2	7.5	6.2	5.1	5.0	4.1	3.1	3.1	3.1	3.1
13-week Treasury Bills-Disc.	5.0	4.8	4.4	3.4	2.1	1.6	1.5	0.3	0.2	0.6	1.1	1.5
10-year Treasury Bonds-Yield	4.7	4.8	4.7	4.3	3.7	3.9	3.8	3.2	2.7	3.2	3.7	4.2

Source: Sit Investment Associates, Inc., April 2, 2009

G:\Support\Exhibits\E-03/09

Exhibit I

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From March 31, 2009

Risk Level/ Representative Issue	Interest Rate Forecast	Time Horizon: 6 Months – Terminal Yield	6 Months – Total Return	1 Year – Terminal Yield	1 Year – Total Return	3 Yrs (Ann. Return) – Terminal Yield	3 Yrs (Ann. Return) – Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	3.25%	-4.3%	4.00%	-5.3%	5.00%	-1.9%
Present YTM 0.80%	Most Likely	1.50	-1.0	3.00	-3.4	4.50	-1.5
	Optimistic	0.50	1.0	2.25	-2.0	3.00	-0.6
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.00	-9.7	4.75	-11.9	5.50	-4.0
Present 1.66%	Most Likely	2.50	-3.1	3.50	-6.7	4.75	-2.9
	Optimistic	1.50	1.6	2.75	-3.4	3.50	-1.1
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.75	-15.2	5.25	-17.3	6.00	-5.9
Present 2.66%	Most Likely	3.50	-5.7	4.25	-10.2	5.25	-4.1
	Optimistic	2.25	5.0	3.75	-6.3	4.00	-0.9
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-27.0	6.00	-30.6	6.50	-10.3
Present YTM 3.53%	Most Likely	4.00	-6.4	5.25	-22.3	5.50	-6.3
	Optimistic	3.50	2.3	4.50	-12.3	4.50	-1.6

E-03/09
pp-101.doc

Source: Sit Investment Associates, Inc.

Exhibit J

■ Sit Investment Associates ■

Municipal-to-Treasury Yield Ratios Have Corrected Substantially From December Highs

5 Year MMD High Grade Vs 5 Year US Treasury


Percentage
220
200
180
160
140
120
100
80
60
1995
2000
2005

Maximum of 220.23% on 12/16/08

10 Year MMD High Grade Vs 10 Year US Treasury


Percentage
180
160
140
120
100
80
1995
2000
2005

Maximum of 177.35% on 12/16/08

30 Year MMD High Grade Vs 30 Year US Treasury


Percentage
200
180
160
140
120
100
80
1995
2000
2005

Maximum of 198.98% on 12/16/08

Source: Barclays Capital Live, April 2, 2009

G:\Support\Exhibits\E-03/09

Exhibit K

■ Sit Investment Associates ■

<u>Treasury Yields Rose and Municipal Yields Declined in the First Quarter of 2009</u>



Yield Graph
Templates
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Frequency
Conventional
Market
Conventional
Spreads
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Yield Graph
I25 03/31/09 US Treasury Actives
I25 12/31/08 US Treasury Actives
3M
6M
1Y
3Y
5Y
7Y
10Y
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
SN 842945 G660-430-1 07-Apr-2009 11:25:40



Yield Graph
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M159 03/31/09 US Muni GO A-
M159 12/31/08 US Muni GO A-
3M
1Y
3Y
5Y
7Y
9Y
12Y
14Y
17Y
19Y
25Y
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
SN 842945 G660-430-0 07-Apr-2009 11:24:29

Source: Bloomberg, L.P., April 7, 2009

Exhibit L

■ Sit Investment Associates ■

Current Bond Insurer Ratings and Their Percentage Weightings in the Barclays Municipal Index

April 7, 2009

	Moody's Rating	S&P Rating	Fitch Rating
ACA (0.0%)	NR	CCC upgraded to B: Withdrawn 12/15/08	NR
Ambac (10.9%) & Connie Lee (0.0%)	Baa1 Under Review Downgrade	A Negative	NR Withdrawn 6/26/08
Assured Guaranty (0.6%)	Aa2 Stable	AAA Stable	AAA Stable
Berkshire Hathaway Assurance (BHAC) (0.0%)	Aaa Stable	AAA Negative	NR
CIFG (0.3%)	Ba3 Developing	BB Developing	NR CCC Withdrawn 10/21/08
FGIC (10.3%)	Caa1 downgraded to Caa3 Withdrawn 3/24/09	CCC Negative	NR CCC Withdrawn 11/24/08
FSA (13.1%)	Aa3 Outlook Developing	AAA Negative	AAA Negative
NATL (MBIA IL) (14.4%)	Baa1 Under Review Upgrade	AA- Developing	NR Withdrawn 6/26/08
Radian Asset Assurance (0.1%)	Ba1 Stable	BBB+ Negative	NR Withdrawn 5/2/08
Syncora (XLCA) (0.8%)	Ca Developing	CC Negative	NR CCC withdrawn 9/5/08

Prior to the series of downgrades, Ambac/Connie Lee, CIFG, FGIC, MBIA, XLCA were formerly rated Aaa/AAA/AAA; Radian was rated Aa3/AA, and ACA was rated A (S&P). Percentage weightings are as of 6/30/08. MBIA segregated its public finance insurance business to MBIA-IL on 2/18/09 and renamed it National Public Finance Guarantee Corp. (NATL) in March 2009.

Source: Barclays Capital, Moody's Investors Service, Standard & Poor's Corporation, FitchRatings

Exhibit M

■ Sit Investment Associates ■

2009 Federal Budget Deficit Trends Compared to 2008

	Receipts			Outlays			Surplus/Deficit		
	FY2008	FY2009	Diff	FY2008	FY2009	Diff	FY2008	FY2009	Diff
October	$178.2	$164.8	$(13.3)	$235.0	$402.0	$167.0	$(56.8)	$(237.2)	$(180.3)
November	151.1	144.8	(6.3)	249.3	309.2	59.9	(98.2)	(164.4)	(66.2)
December	277.0	237.8	(39.2)	228.7	321.4	92.7	48.3	(83.6)	(131.9)
January	255.2	226.1	(29.1)	237.4	312.7	75.3	17.8	(86.5)	(104.4)
February	105.7	87.3	(18.4)	281.3	280.1	(1.2)	(175.6)	(192.8)	(17.2)
March	178.8			227.0			(48.2)		
April	403.8			244.5			159.3		
May	124.3			290.2			(165.9)		
June	259.9			226.4			33.5		
July	160.5			263.3			(102.8)		
August	157.0			268.9			(111.9)		
September	272.2			226.5			45.7		
FY To Date (5 Months)	$967.2	$860.9	$(106.3)	$1231.7	$1625.4	$393.7	$(264.5)	$(764.5)	$(500.0)

Source: Treasury Bulletin and ISI Group, March 11, 2009

Exhibit N

■ Sit Investment Associates ■

Equity Characteristics

March 31, 2009

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2008 Projected Gain	+19.5%	+34.8%	+15.8%	+6.8%	+15.8%	-0.8%	-0.4%
2009 Projected Gain	-4.0%	-0.9%	+6.9%	-0.4%	-3.6%	+1.3%	-0.0%
5-Year Projected Growth	+12.9%	+15.4%	+16.0%	+10.7%	+11.7%	+0.1%	+0.1%
Dividend Yield							
Equities Only	+2.0%	+1.1%	+0.8%	+3.6%	+2.4%	+0.0%	+0.0%
Total Fund	+2.0%	+1.0%	+0.8%	+3.5%	+2.4%	+0.0%	+0.0%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.0%	+16.4%	+16.8%	+14.2%	+14.1%	+0.1%	+0.1%
Wtd Avg Price/Earnings Ratio [2]							
2008 Calendar P/E	13.5x	15.5x	20.3x	11.3x	14.7x	53.3x	16.1x
2009 Calendar P/E	14.9x	15.5x	16.1x	12.3x	15.9x	23.0x	16.3x
Median Price/Earnings Ratio [2]							
2008 Calendar P/E	11.9x	12.4x	12.4x	10.8x	10.6x	N/A	10.3x
2009 Calendar P/E	12.7x	13.3x	13.5x	10.6x	12.0x	N/A	11.4x
Average P/E-to-5-Year Earnings Growth Ratio							
2008 Calendar PEG	1.0x	1.0x	1.3x	1.1x	1.3x	6.7x	2.0x
2009 Calendar PEG	1.2x	1.0x	1.0x	1.1x	1.4x	2.9x	2.0x
Wtd Avg Mkt Cap ($ Million)	$54,376	$8,488	$2,370	$45,856	$52,930	$67,240	$67,240

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis
Median P/E is calculated using bottom up earnings estimates from First Call

Source: First Call, I/B/E/S, Russell Investment Group and Sit Investment Associates